EXHIBIT 99.8
Media release

Start of construction of commercial-scale inert anode cells
29 June 2021
MONTREAL, Canada -- Eliminating all direct greenhouse gases from aluminium smelting has taken a major step forward today with the start of construction on the first commercial-scale prototype cells of ELYSIS’ inert anode technology, at Rio Tinto’s Alma smelter in Saguenay-Lac-Saint-Jean, Quebec.

ELYSIS is a joint venture company led by Rio Tinto and Alcoa that is developing a new breakthrough technology, known as inert anode, that eliminates all direct greenhouse gases (GHGs) from the traditional smelting process and instead produces oxygen.

The technology has the potential to transform the aluminium industry, with a significant reduction in its carbon footprint.

The inert anode prototype cells will operate on a commercial scale typical for large modern aluminium smelters, using an electrical current of 450 kiloamperes (kA).

The Honourable Francois-Philippe Champagne, Minister of Innovation, Science and Industry joined representatives from ELYSIS, Rio Tinto and Alcoa to mark the start of construction and announce a further CAD $20 million financial contribution from the Government of Canada to support the project.

The federal government's financial support will enable the creation of a unique commercial size inert anode technology showroom for future customers and will help develop the supply chain by involving local and regional equipment manufacturers and suppliers in the project.

ELYSIS is working to complete the technology demonstration by 2024 followed by the commercialization activities.

The technology at a glance

•The ELYSIS technology addresses the global trend towards producing low carbon footprint products, from mobile phones to cars, planes and building materials.

•The new process will reduce operating costs of aluminium smelters while increasing production capacity. It could be used in both new and existing aluminium smelters.

•In Canada alone, the ELYSIS technology has the potential to reduce GHG emissions by 7 million tons, the equivalent of removing 1.8 million cars from the roads.

•ELYSIS will also sell next-generation anode and cathode materials, which will last more than 30 times longer than traditional components.

Alcoa and Rio Tinto will continue to support the ELYSIS development program alongside the Governments of Canada and Quebec.

ELYSIS is working closely with Alcoa's Technical Center, where the zero-carbon smelting technology was invented, and the Rio Tinto technology design team in France.

Alcoa's Technical Center supports ELYSIS in the manufacture of proprietary materials for the new anodes and cathodes that are essential to the ELYSIS process. The Rio Tinto technology team in France is creating commercial scale designs for the ELYSIS technology.

Quotes

The Honourable Francois-Philippe Champagne, Minister of Innovation, Science and Industry said “The investment announced today will help Canada’s world-class aluminum producers become leading players in the low-carbon economy and support key local players throughout the supply chain. We are proud to support ELYSIS in developing the world’s first carbon-free aluminium that will help Canada achieve its net-zero objective by 2050. This investment will foster innovation, create good jobs here in Quebec and help support the future competitiveness of Canada’s aluminium industry.”

Vincent Christ, CEO, ELYSIS said “This is a great day for ELYSIS. It means that we are becoming the first technology company in the world to build commercial-size inert anode cells. While we refine the technology in our R&D Centre, we start the construction of our prototype cells. This shows our confidence in our process and in the know-how of our team. The combination of ELYSIS' zero CO2 technology and Quebec's renewable energy will be great competitive advantage for the future. I would like to thank the government for its support and all the partners for their commitment.”

Louis Langlois, President, Alcoa Canada and ELYSIS board member said “We appreciate the support of the Government of Canada and its invaluable assistance in helping to support the continued research and development of the ELYSIS technology. We are proud to have developed the carbon-free smelting process that became the basis of this joint venture, which offers tremendous opportunity to address the challenges of climate change and contribute to improved environmental performance.”

Samir Cairae, Rio Tinto Aluminium managing director Atlantic Operations and ELYSIS board member said “Today marks a real step towards the future of the aluminium industry, by progressing this breakthrough technology to cut carbon emissions. Rio Tinto is committed to supporting its ongoing development here in Quebec where we already use clean hydropower to deliver some of the world’s lowest carbon aluminium. Combining this technology with renewable hydropower holds the promise of zero carbon aluminium smelting.”

About ELYSIS

ELYSIS is a technology company that was created thanks to a ground-breaking partnership between two global industry leaders – Alcoa and Rio Tinto. ELYSIS’ goal is to revolutionize the way aluminium is produced across the globe. Our process eliminates all direct greenhouse gases from aluminium smelting, and instead produces pure oxygen. Learn more at www.elysis.com.

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